Revere Securities, LLC

650 Fifth Avenue, 35th Floor

New York, NY 10019

February 9, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attention:	Frank Knapp
Shannon Menjivar
Stacie Gorman
Pam Long

Re:	CaliberCos Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-267657 (the “Registration Statement”)

Dear Mr. Knapp, Ms. Menjivar, Ms. Gorman and Ms. Long:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, (the “Act”), we hereby join the Company’s request for acceleration of the above- referenced Registration Statement, requesting effectiveness for 4:30 p.m., Eastern Time on February 13, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus dated January 19, 2023 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned, as the representatives of the several underwriters, represent that the several underwriters have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Please contact Lou Bevilacqua of Bevilacqua PLLC, counsel of the representative of the underwriters, at 202-869-0888 (ext. 100) to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

[Signature page follows]

Very truly yours,

As representatives of the underwriters

Revere Securities, LLC

By:	/s/ Arthur DeFilippo
Name: Arthur DeFilippo
Title: Managing Director

Spartan Capital Securities LLC

By:	/s/ Jason Diamond
Name: Jason Diamond
Title: Head Managing Director, Investment Banking